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EXHIBIT 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	30-Sep-17	30-Sep-16	30-Sep-15	30-Sep-14	30-Sep-13
Consolidated ratio of earnings to fixed charges	2.1	1.4	0.5	4.0	4.7
Earnings:
Income from operations	287	22	(258)	257	312
Add:
Fixed charges	304	345	467	90	92
Amortization of capitalized interest	18	31	24	2	2
Distributed income of equity investees	137	149	158	24	31
Less:
Capitalized interest	(20)	(10)	(88)	(7)	(2)
Noncontrolling interest	(82)	(67)	(84)	(3)	(4)

Total Earnings	644	470	219	363	431

Fixed Charges:
Interest expense	231	258	300	41	45
Capitalized interest	20	10	88	7	2
Interest component of rent expense	53	77	79	42	45

Total Fixed Charges	304	345	467	90	92

        The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, fixed charges consist of interest expense, capitalized interest and the portion of rental expense that is estimated by us to be representative of interest. Earnings consist of (i) the sum of income from operations, fixed charges, the amortization of capitalized interest and distributed income of equity investees, less (ii) the sum of capitalized interest and noncontrolling interest.

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  EXHIBIT 12.1
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES